Supplement to Offer to Purchase for Cash
All Outstanding Shares of Common Stock
(including the Associated Preferred Stock Purchase Rights) of
Moorco International Inc.
at
an increased cash price of
$28.00 Net Per Share
by
MII Acquisition Corp.
a wholly owned subsidiary of

FMC Corporation





THE OFFER AND WITHDRAWAL RIGHTS HAVE BEEN EXTENDED AND WILL NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MONDAY, JUNE 26, 1995, UNLESS THE OFFER IS EXTENDED





            THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE (THE ''SHARES''), OF MOORCO INTERNATIONAL INC. (THE ''COMPANY'') WHICH, WHEN AGGREGATED WITH THE 100 SHARES CURRENTLY OWNED BY FMC CORPORATION, REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE (THE ''MINIMUM CONDITION''). THE OFFER IS ALSO SUBJECT TO OTHER TERMS AND CONDITIONS CONTAINED HEREIN. SEE ''INTRODUCTION'' AND
SECTION 8 OF THIS SUPPLEMENT.







            THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER DESCRIBED HEREIN ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE OFFER AND THE MERGER AND RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

SHARES PREVIOUSLY TENDERED AND NOT PROPERLY WITHDRAWN HAVE BEEN VALIDLY TENDERED FOR PURPOSES OF THE OFFER.







The Dealer Manager for the Offer is:

Merrill Lynch & Co.

June 13, 1995
IMPORTANT

            On June 11, 1995, the Purchaser, FMC and the Company entered into an Agreement and Plan of Merger which is summarized in Section 7 of this Supplement and which contains the conditions described in Section 8 of this Supplement.

            Except as otherwise set forth in this Supplement, the Purchaser's Offer continues to be governed by the terms and conditions set forth in its Offer to Purchase dated May 5, 1995 (the ''Offer to Purchase'') and the original GREEN Letter of Transmittal, and the information contained therein continues to be important to each stockholder's decision with respect to the Offer. Accordingly, this Supplement should be read carefully in conjunction with such documents, which have been previously mailed to stockholders. Additional copies of these documents may be obtained in the manner set forth below.

            Any stockholder desiring to tender all or any portion of his or her Shares, and the associated Preferred Stock Purchase Rights (the ''Rights'' and, unless the context otherwise requires, deemed to be included in all references to the ''Shares''), should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) representing tendered Shares and any other required documents, to The Chase Manhattan Bank, N.A. (the ''Depositary'') or tender such Shares pursuant to the procedures for book-entry transfer set forth in Section 3 of the Offer to Purchase or (ii) request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if the stockholder desires to tender such Shares. A stockholder who desires to tender his or her Shares, and whose certificates representing such Shares are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

            Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the ''Information Agent'') or Merrill Lynch, Pierce, Fenner & Smith Incorporated (the ''Dealer Manager'') at their respective addresses and telephone numbers set forth on the back cover of this Supplement. Additional copies of this Supplement, the Offer to Purchase, the revised BLUE Letter of Transmittal, the revised YELLOW Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent, the Dealer Manager, the Depositary or from brokers, dealers, commercial banks and trust companies. A stockholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.





TABLE OF CONTENTS

                                                                                 Page
INTRODUCTION                                                                      1
THE TENDER OFFER                                                                  4
    1.  Amended Terms of the Offer                                                4
    2.  Procedures for Accepting the Offer and Tendering Shares                   4
    3.  Price Range of the Shares; Dividends                                      5
    4.  Certain Information Concerning the Company                                5
    5.  Background of the Offer; Contacts with the Company Since May 5, 1995      7
    6.  Plans for the Company                                                     7
    7.  Merger Agreement                                                          8
    8.  Certain Conditions of the Offer                                          16
    9.  Source and Amount of Funds                                               18
    10. Certain Legal Matters                                                    18
    11. Miscellaneous                                                            19


To:   All Holders of Shares of Common Stock of MOORCO INTERNATIONAL INC.

INTRODUCTION

            The following information amends and supplements the Offer to Purchase dated May 5, 1995 (the ''Offer to Purchase'') of MII Acquisition Corp. (the ''Purchaser''), a Delaware corporation and a wholly owned subsidiary of FMC Corporation, a Delaware corporation (''FMC''). Pursuant to this Supplement to the Offer to Purchase (the ''Supplement''), the Purchaser is now offering to purchase all outstanding shares of common stock, par value $.0l per share (the ''Shares''), of Moorco International Inc., a Delaware corporation (the ''Company''), and the associated Preferred Stock Purchase Rights (the ''Rights'' and, unless the context otherwise requires, deemed to be included in all references to the ''Shares'') issued pursuant to the Rights Agreement (the ''Rights Agreement''), dated as of November 8, 1994, between the Company and The Bank of New York, a New York banking corporation, as Rights Agent, at a purchase price of $28.00 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented by this Supplement, and in the related Letters of Transmittal (which together constitute the ''Offer''). The Company has agreed in the Merger Agreement (as hereinafter defined), subject to the terms of the Merger Agreement, to effect a redemption of the Rights for $.01 per Right immediately prior to the Purchaser's acceptance for payment of Shares pursuant to the Offer, and to cause the redemption price in respect of the Rights attached to the Shares purchased pursuant to the Offer to be paid to and retained by the Purchaser.

            Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase remain applicable in all respects to the Offer, and the Supplement should be read in conjunction with the Offer to Purchase. Unless the context requires otherwise, capitalized terms used herein but not otherwise defined herein have the meaning given to such terms in the Offer to Purchase.

            The Purchaser, FMC and the Company have entered into an Agreement and Plan of Merger, dated as of June 11, 1995 (the ''Merger Agreement''), which provides for, among other things, (i) an increase in the price per Share to be paid pursuant to the Offer from $20.00 per Share to $28.00 per Share, net to the seller in cash without interest thereon, (ii) the elimination of certain conditions to the Offer, (iii) the amendment and restatement of the other conditions to the Offer as set forth in their entirety in Section 8 of this Supplement, (iv) the extension of the Offer to 12:00 Midnight, New York City time, on Monday, June 26, 1995 or such later date as is required pursuant to the Merger Agreement and (v) the merger of the Purchaser or another direct or indirect wholly owned subsidiary of FMC with the Company (the ''Merger'') following the consummation of the Offer. In the Merger, each Share not owned by the Purchaser, FMC or the Company (or any of their respective wholly owned subsidiaries), and other than Dissenting Shares (as such term is defined in the Merger Agreement), shall be cancelled, extinguished and converted into the right to receive $28.00 net per Share in cash without interest thereon. See Section 7 of this Supplement.

            THE COMPANY HAS REPRESENTED THAT THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY, HAS APPROVED THE OFFER AND RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES.

            Salomon Brothers Inc (''Salomon'') has delivered to the Board of Directors of the Company its written opinion, dated June 11, 1995, that, based upon and subject to the information contained in such opinion, as of such date, the consideration to be received by holders of Shares, other than FMC, in the Offer and the Merger is fair to such holders from a financial point of view.

            In the Merger Agreement, the Company represents and warrants to FMC and the Purchaser that the Company has taken all necessary action so that neither the execution nor the delivery of the Merger Agreement nor the commencement of the amended Offer will result in a ''Distribution Date'' (as such term is defined in the Rights Agreement). The Company also represents and warrants in the Merger Agreement that the Board of Directors of the Company has taken the appropriate action such that Section 203 of the Delaware Law (the ''Business Combination Law'') will not apply to any of the transactions contemplated by the Merger Agreement, including the Offer and the Merger.

            THEREFORE, THE OFFER IS NO LONGER SUBJECT TO THE RIGHTS CONDITION OR THE BUSINESS COMBINATION LAW CONDITION INCLUDED IN THE OFFER TO PURCHASE. THE OFFER IS NOW CONDITIONED UPON, AMONG OTHER THINGS, THE MINIMUM CONDITION OF THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH, WHEN AGGREGATED WITH THE 100 SHARES CURRENTLY OWNED BY FMC, REPRESENT AT LEAST A MAJORITY OF THE TOTAL NUMBER OF OUTSTANDING SHARES ON A FULLY DILUTED BASIS ON THE DATE OF PURCHASE. THE OFFER REMAINS SUBJECT TO CERTAIN OTHER TERMS AND CONDITIONS CONTAINED HEREIN IN ADDITION TO THE MINIMUM CONDITION. SEE SECTION 8 OF THIS SUPPLEMENT.


            Procedures for tendering shares are set forth in Section 2 of this Supplement and Section 3 of the Offer to Purchase. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the revised BLUE Letter of Transmittal, stock transfer taxes on the purchase of Shares pursuant to the Offer. However, any tendering stockholder or other payee who fails to complete and sign the Substitute Form

W-9 that is included in the revised BLUE Letter of Transmittal may be subject to a required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the Offer. See Section 3 of the Offer to Purchase. The Purchaser will pay all charges and expenses of Merrill Lynch, Pierce, Fenner & Smith Incorporated (''Merrill Lynch''), as Dealer Manager (in such capacity, the ''Dealer Manager''), The Chase Manhattan Bank, N.A., as Depositary (the ''Depositary''), and D.F. King & Co., Inc. as Information Agent (the ''Information Agent''), incurred in connection with the Offer. See Section 16 of the Offer to Purchase.

            Stockholders who have previously validly tendered and not properly withdrawn their Shares pursuant to the Offer are not required to take any further action, except as may be required by the Guaranteed Delivery Procedure of Section 3 of the Offer to Purchase if such procedure was utilized. If Shares are accepted for payment and paid for by the Purchaser pursuant to the Offer, such stockholders will receive, subject to the conditions of the Offer, the increased tender price of $28.00 per Share. However, such stockholders will not receive the $.01 per Right redemption price (which will be payable to the Purchaser) in respect of Rights attached to such Shares. See Section 4 of the Offer to Purchase for the procedures to properly withdraw Shares tendered pursuant to the Offer.

            Based on the representations and warranties of the Company contained in the Merger Agreement, as of May 31, 1995, there were 11,146,022 Shares outstanding and options covering a total of 281,950 Shares were reserved for issuance under the Company's two stock option plans. FMC currently beneficially owns an aggregate of 100 Shares, representing less than .01% of the Shares outstanding on May 31, 1995. Based on this information, the Minimum Condition will be satisfied if at least 5,713,887 Shares are validly tendered and not properly withdrawn on or prior to the Expiration Date. If the Minimum Condition is satisfied, the Purchaser will be able to approve the Merger without the affirmative vote of the holders of any other Shares.

            This Offer to Purchase does not constitute a solicitation of a proxy, consent or authorization for or with respect to the annual meeting or any special meeting of the Company's stockholders or any action in lieu thereof. Any such solicitation which FMC or the Purchaser may make will be made only pursuant to separate proxy solicitation materials complying with all applicable requirements of Section 14(a) of the Securities Exchange Act of 1934, as amended (the ''Exchange Act''), and the rules and regulations promulgated thereunder.

            The Offer is conditioned upon the fulfillment or waiver of certain conditions described herein. See Section 8 of this Supplement. The Offer will expire at 12:00 midnight, New York City time, on Monday, June 26, 1995, unless extended.

            THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ IN CONJUNCTION WITH THIS SUPPLEMENT BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER

1. Amended Terms of the Offer

            Sections 1 and 13 of the Offer to Purchase are amended and supplemented by this Section 1 of this Supplement.

            In connection with the Merger Agreement, the price per Share to be paid pursuant to the Offer has been increased from $20.00 per Share to $28.00 per Share, net to the seller in cash without interest thereon. Upon the terms and subject to the conditions of the Offer (including, if the Offer is further extended or amended pursuant to the Merger Agreement, the terms and conditions of any extension or amendment), the Purchaser will accept for payment and pay the increased price for all of the Shares validly tendered prior to the Expiration Date (as herein defined) and not withdrawn in accordance with Section 4 of the Offer to Purchase (including Shares tendered prior to the date of this Supplement). The term ''Expiration Date'' means 12:00 Midnight, New York City time, on Monday, June 26, 1995 unless and until the Purchaser, subject to the terms of the Merger Agreement, shall have extended the period of time during which the Offer is open, in which event the term ''Expiration Date'' shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. See Section 7 of this Supplement for a description of the provisions of the Merger Agreement regarding extensions of the Offer by the Purchaser.

            By tendering Shares pursuant to the Offer, a tendering stockholder confirms such stockholder's agreement that the amount paid by the Company in redemption of the Rights attached to Shares of such stockholder acquired pursuant to the Offer will be paid to and retained by the Purchaser. Amounts paid in redemption of Rights attached to other Shares are not affected by the foregoing and will be paid to holders of Rights in accordance with the terms of the Rights Agreement.

            The Company has provided the Purchaser with the Company's stockholder lists and security position listings for the purpose of disseminating the Offer, as amended pursuant to the Merger Agreement, to the stockholders. This Supplement, the revised BLUE Letter of Transmittal and other relevant materials will be mailed by the Company to record holders of Shares whose names appear on the Company's stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

            The Offer is conditioned upon, among other things, satisfaction of the Minimum Condition as set forth above in the Introduction and in Section 8 of this Supplement. The Purchaser reserves the right (but shall not be obligated) to waive any or all of such conditions, except that the Purchaser may not waive the Minimum Condition. As described in Section 14 of the Offer to Purchase, any such waiver may require a public announcement or extension of the Offer under the applicable rules under the Exchange Act referred to in the Offer to Purchase.

2. Procedures for Accepting the Offer and Tendering Shares

            Section 3 of the Offer to Purchase is amended and supplemented by this Section 2 of this Supplement.

            Tendering stockholders should use the revised BLUE Letter of Transmittal and the revised YELLOW Notice of Guaranteed Delivery included with this Supplement. However, to the extent either of the revised BLUE Letter of Transmittal and the revised YELLOW Notice of Guaranteed Delivery is not available, tendering shareholders may continue to use the GREEN Letter of Transmittal and the GOLD Notice of Guaranteed Delivery that were provided with the Offer to Purchase. Although such GREEN Letter of Transmittal refers only to the Offer to Purchase and indicates that the Offer will expire at 12:00 midnight, New York City time, on Friday, June 2, 1995, stockholders using such document to tender their shares will nevertheless receive $28.00 net per Share in cash for each Share validly tendered and not properly withdrawn and accepted for payment pursuant to the Offer, subject to the conditions of the Offer, and will be able to tender their shares pursuant to the Offer until 12:00 midnight, New York City time, on Monday, June 26, 1995 (or such later date to which the Offer may be extended).

            Stockholders who have previously validly tendered shares pursuant to the Offer using the GREEN Letter of Transmittal or the YELLOW Notice of Guaranteed Delivery and who have not properly withdrawn such

Shares have validly tendered such Shares for the purposes of the Offer, as amended, and need not take any further action, except as may be required by the Guaranteed Delivery procedure described in Section 3 of the Offer to Purchase if such procedure was utilized. However, such stockholders will not receive the $.01 per Right redemption price (which will be payable to the Purchaser) in respect of Rights attached to such Shares.


3. Price Range of the Shares; Dividends

            Section 6 of the Offer to Purchase is amended and supplemented by this Section 3 of this Supplement.

            The high and low sales prices per Share on the NYSE reported by the Dow Jones News Service during the fourth quarter of the fiscal year ending May 31, 1995 were $23.50 and $13.13, respectively, and during the first quarter (through June 9, 1995) of the fiscal year ending May 31, 1996 were $23.63 and $22.63, respectively. On June 9, 1995, the last full trading day prior to the announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the NYSE by the Dow Jones News Service was $23.50. On June 12, 1995, the last full trading day prior to the mailing of this Supplement, the closing sale price per Share reported on the NYSE by the Dow Jones News Service was $27.88.

  STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.



4. Certain Information Concerning the Company

            Section 8 of the Offer to Purchase is amended and supplemented by this Section 4 of this Supplement.

            After entering into the Confidentiality Agreement (as defined and described in Section 5 of this Supplement), the Company and Salomon provided certain non-public business and financial information regarding the Company to FMC. This information included estimates and projections of the company's future operating performance and of certain balance sheet information (the ''Projections'').

            The following information has been excerpted or derived from the materials provided to FMC. According to the Company, the Projections were prepared using numerous assumptions, including assumptions with respect to an upturn in the market, current and planned product and market development programs and the impact of cost reduction and margin improvement programs. Some (but not all) of these assumptions are set forth below. The Projections do not give effect to the Offer or the Merger. NONE OF THE COMPANY, FMC, THE PURCHASER OR THEIR RESPECTIVE ADVISORS ASSUME ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE PROJECTIONS.

MOORCO INTERNATIONAL, INC.
SELECTED FINANCIAL PROJECTIONS
(In thousands, except operating margin and per share data)

                                                   Fiscal Year Ended May 31,
                                Est.
                          1995(a) Plan    1996       1997       1998       1999       2000
INCOME STATEMENT DATA(b)
Sales                          $197,924   $214,195   $239,818   $259,119   $272,977   $286,766
Operating income                 15,276     21,418     27,574     34,332     36,364     38,324
Operating margin                    7.7%      10.0%      11.5%      13.2%      13.3%      13.4%
EBITDA                           23,534     28,584     34,915     41,607     43,692     45,694
Net income                       10,231     14,441     18,804     23,381     25,332     27,283
Earnings per share                 0.89       1.29       1.68       2.09       2.27       2.44
Shares outstanding               11,529     11,177     11,177     11,177     11,177     11,177
BALANCE SHEET DATA
(At period end)
Working capital                  60,331     59,430     74,296     96,092    118,863    143,604
Total assets                    163,836    167,651    187,804    212,285    237,496    264,626
Total liabilities                61,227     53,099     56,907     60,466     62,804     65,110
Total stockholders' equity      102,609    114,552    130,897    151,819    174,692    199,516

(a) Pursuant to the Merger Agreement, the Company disclosed that, based on a preliminary closing (excluding expenses incurred in connection with the sale of the Company), the Company's preliminary fourth quarter and 1995 fiscal year sales were $62,000,000 and $196,000,000, respectively, and earnings per share were $0.56 and $0.95, respectively, and that bookings for the fourth quarter were approximately $46,000,000.

(b) In connection with the delivery of the Projections, the Company indicated that certain corporate office, insurance and audit expenses of approximately $7,000,000 per year in the early years to approximately $8,000,000 per year in the later years might be significantly reduced by a prospective acquisition. The foregoing selected Financial Projections do not incorporate any of these potential savings.


            General Asumptions

- -           The five-year projections assume an upturn in the Company's markets beginning in the first or second quarter of FY 1996, continuing for a two-year period, and moderating during FY 1998. The sales forecast also includes the impact of current and planned product and market development programs.

- -           Consolidated sales are assumed to grow at a rate of approximately 8%
in FY 1996, 12% in FY 1997, 8% in FY 1998 and approximately 5% in FY 1999 and FY 2000.

- -           Operating margins (excluding corporate expenses) are assumed to improve to 12.2% in FY 1996 to 15.3% by FY 1998 and then remain constant for FY 1999 and FY 2000. The assumed margin is based on the assumed impact of the higher sales volume and cost reduction and margin improvement programs.

- -           The Company's effective income tax rate is assumed to be 34% for FY
1996 and FY 1997 and 35% for FY 1998 through FY 2000.

- -           The Company's cash is assumed to earn income at a 5% rate. The
Projections assume no material debt financing.

            TO THE KNOWLEDGE OF FMC AND THE PURCHASER, THE COMPANY DOES NOT AS A MATTER OF COURSE PUBLICLY DISCLOSE PROJECTIONS OR ESTIMATES AS TO FUTURE REVENUES, EARNINGS, FINANCIAL CONDITION OR OPERATING PERFORMANCE. THE PROJECTIONS ARE INCLUDED IN THIS SUPPLEMENT ONLY BECAUSE SUCH INFORMATION WAS FURNISHED TO FMC AND THE PURCHASER BY THE COMPANY WITHOUT INDEPENDENT VERIFICATION. THE PROJECTIONS WERE NOT PREPARED (NOR ARE THEY BEING FURNISHED) WITH A VIEW TO COMPLIANCE WITH THE GUIDELINES ESTABLISHED BY THE SEC OR THE AMERICAN

INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS.


            THE PROJECTIONS REFLECT NUMEROUS ASSUMPTIONS, ALL MADE BY COMPANY MANAGEMENT, WITH RESPECT TO INDUSTRY PERFORMANCE, GENERAL BUSINESS, ECONOMIC, MARKET AND FINANCIAL CONDITIONS AND OTHER MATTERS, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND THE COMPANY'S CONTROL AND NONE OF WHICH WERE SUBJECT TO APPROVAL BY FMC OR THE PURCHASER. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE ASSUMPTIONS MADE IN PREPARING THE PROJECTIONS WILL BE ACCURATE, AND ACTUAL RESULTS MAY BE MATERIALLY GREATER OR LESS THAN THOSE CONTAINED IN THE PROJECTIONS. THE INCLUSION OF THE PROJECTIONS HEREIN SHOULD NOT BE REGARDED AS AN INDICATION THAT ANY OF THE COMPANY, FMC, THE PURCHASER OR THEIR RESPECTIVE ADVISORS CONSIDERED OR CONSIDER THE PROJECTIONS TO BE MATERIAL OR A RELIABLE PREDICTION OF FUTURE EVENTS, AND THE PROJECTIONS SHOULD NOT BE RELIED ON AS SUCH.

            NEITHER THE COMPANY, FMC, THE PURCHASER NOR ANY OF THEIR ADVISORS HAS MADE, OR MAKES, ANY REPRESENTATION TO ANY PERSON REGARDING THE INFORMATION CONTAINED IN THE PROJECTIONS AND NONE OF THEM INTENDS TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE SHOWN TO BE IN ERROR.


5. Background of the Offer; Contacts with the Company Since May 5, 1995

            Section 10 of the Offer to Purchase is amended and supplemented by this Section 5 of this Supplement.

            On May 19, 1995, the Company responded to the initial offer by FMC and the Purchaser, characterizing the offer as inadequate.

            On May 23, 1995, a representative of the Company called a FMC representative to report that the Company was willing to provide nonpublic information to FMC pursuant to a confidentiality agreement without a standstill provision. On May 23, 1995, FMC entered into a Confidentiality Agreement with the Company, pursuant to which it generally agreed to treat confidentially any information (except certain already known or public information) that the Company or its agents or advisors furnish to FMC or its representatives (the ''Confidentiality Agreement'').

            Subsequent to entering into the Confidentiality Agreement, the Company and Salomon provided certain business and financial information to FMC and its representatives, and representatives of FMC met with representatives of the Company, conducted due diligence with respect to the Company and its facilities and operations and reviewed various information concerning the Company supplied to FMC.

            On Friday, June 9, 1995, pursuant to procedures established by the Company for receipt of proposals for the acquisition of the Company, FMC submitted its proposal for the acquisition of the Company. Thereafter, until the afternoon on Sunday, June 11, 1995, FMC and the Company and their respective representatives negotiated and discussed the terms of FMC's proposal and the related Merger Agreement. On Sunday evening, June 11, 1995, an agreement was reached between the parties on all terms, including price, of the Merger Agreement, and the Merger Agreement was executed.

            On Monday morning, June 12, 1995, FMC and the Company issued a joint press release announcing the execution by FMC, the Purchaser and the Company of the Merger Agreement and the amendment of the Offer.


6. Plans for the Company

            Section 11 of the Offer to Purchase is amended and supplemented by this Section 6 of this Supplement.

            Pursuant to the Merger Agreement, FMC, the Purchaser and the Company have agreed, among other things, that FMC shall be entitled to modify the composition of the Board of Directors of the Company to include nominees of the Purchaser following consummation of the Offer. See Section 7 of this Supplement.


7. Merger Agreement

            The following is a summary of the Merger Agreement, a copy of which has been filed as an exhibit to Amendment No. 6, filed by FMC with the Commission on June 12 ,1995, to the Tender Offer Statement on Schedule 14D-1 of the Purchaser and FMC, filed with the Commission on May 5, 1995. Such summary is qualified in its entirety by reference to the Merger Agreement which is incorporated by reference herein. Terms not defined herein have the meaning ascribed to them in the Merger Agreement.

            The Amended Offer. In the Merger Agreement, FMC and the Purchaser agree, among other things, to amend the Offer (i) to reflect the increase in the purchase price offered to $28.00 per Share in cash, (ii) to extend the Offer until midnight, New York City time, on Monday, June 26, 1995, unless further extended, and (iii) to modify the conditions of the Offer to conform to the conditions to the Offer as set forth in Annex I to the Merger Agreement. The obligation of FMC to accept for payment or pay for any Share tendered pursuant to the Offer is subject only to the satisfaction of the conditions set forth in Annex I to the Merger Agreement. Without the prior written consent of the Company, the Purchaser may not (i) decrease the price per Share or change the form of consideration payable, (ii) decrease the number of shares sought to be purchased in the Offer, (iii) change the conditions set forth in Annex I to the Merger Agreement, (iv) waive the Minimum Condition, (v) impose additional conditions, or (vi) amend any other term of the Offer in any manner adverse to the holders of the Shares. Subject to the terms of the Offer and the Merger Agreement and the satisfaction of all the conditions of the Offer set forth in Annex I to the Merger Agreement, as of any expiration date, FMC will accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer as soon as practicable after such expiration date of the Offer. If the conditions set forth in Annex I to the Merger Agreement are not satisfied or, to the extent permitted by the Agreement, waived, FMC will extend the Offer from time to time for the shortest time periods which it reasonably believes are necessary until the consummation of the Offer. Each of FMC and the Purchaser shall use its reasonable best efforts to avoid or cure the occurrence of any event set forth in Annex I to the Merger Agreement.

            The Company represents that the Company's Board of Directors, at a meeting duly called and held, has (i) determined that the Offer and the Merger are fair to and in the best interests of the Company and its stockholders, (ii) approved the Offer and the Merger in accordance with the Business Combination Law and (iii) resolved to recommend acceptance of the Offer and approval and adoption of the Merger and the Merger Agreement by the Company's stockholders (if such approval is required by law); provided, however, that such recommendation and approval may be withdrawn, modified or amended to the extent that the Board of Directors determines in good faith, upon advice from its outside counsel, that its fiduciary duties would require it to do so. The Company further represents that Salomon Brothers Inc delivered to the Board of Directors its written opinion that the consideration to be received for the Shares pursuant to the Offer and the Merger is fair to the Company's stockholders. The Company agrees to furnish the Purchaser with such information and assistance as the Purchaser or its agents or representatives may reasonably request in connection with communicating the Offer to the record and beneficial holders of the Shares.

            The Merger Agreement provides that FMC, upon the payment for Shares pursuant to the Offer, and from time to time thereafter, is entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors so elected) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or its affiliates bears to the total number of fully diluted Shares then outstanding. The Company shall, upon the request of the Purchaser, promptly take all actions necessary to cause FMC's designees to be so elected, including, if necessary, seeking the resignations of one or more existing directors; provided, however, that prior to the Effective Time (defined in Section 2.02 of the Merger Agreement as ''the time the Merger becomes effective in accordance with applicable law''), the Board shall always have at least three members who are neither officers, directors, stockholders or designees of the Purchaser or any of its affiliates (''Purchaser Insiders''). If the number of directors who are not Purchaser Insiders is reduced below three for any reason prior to the Effective Time, the remaining directors who are not Purchaser Insiders (or if there is only one director who is not a Purchaser Insider, the remaining director who is not a Purchaser Insider) are entitled to designate a person (or persons) to fill such vacancy (or vacancies) who is not an officer, director, stockholder or designee of the Purchaser or any of its affiliates and who will be a director not deemed to be a Purchaser Insider for all purposes of the Merger Agreement. Following the election or appointment of FMC's designees and prior to the Effective Time, any amendment or termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of FMC or the Purchaser or waiver of any of the Company's rights under the Merger Agreement, or any other action taken by the Board in connection with the Merger Agreements, requires the concurrence of a majority of the directors of the Company then in office who are not Purchaser Insiders if such amendment, termination, extension, waiver or action would have an adverse effect on the minority stockholders of the Company.

            The Merger. The Merger Agreement provides that at the Effective Time the Purchaser will be merged with and into the Company. Following the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation (the ''Surviving Corporation''). The Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation, until thereafter amended in accordance with the provisions thereof and of the Merger Agreement and applicable law. Subject to the provisions of the Merger Agreement relating to indemnification, the By-Laws of the Purchaser in effect at the time of the Effective Time shall be the By-Laws of the Surviving Corporation until amended in accordance with the provisions thereof and applicable law. Subject to applicable law, the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal, and the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation and will hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. By virtue of the Merger, at the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held by FMC, the Purchaser, any wholly-owned subsidiary of FMC or the Purchaser, in the treasury of the Company or by any wholly-owned subsidiary of the Company (which Shares, by virtue of the Merger and without any action on the part of the holder thereof, are cancelled and retired and cease to exist with no payment being made with respect thereto) and other than Dissenting Shares (as defined below)) shall be converted into the right to receive in cash $28.00 (or such higher price, if any, paid in the Offer), payable to the holder thereof, without interest thereon, upon surrender of the certificate formerly representing such Share. At the Effective Time, each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into and become one share of common stock of the Surviving Corporation.

            Pursuant to the Merger Agreement, the Company will use all reasonable efforts to cause the holder of each outstanding option to purchase Shares (an ''Option'') granted under the Company's 1987 Non-Qualified Stock Option and Restricted Stock Award Plan or the Company's 1990 Stock Incentive Plan (collectively, the ''Option Plans'') to agree that each such Option shall be cancelled, upon the acceptance for payment of Shares by the Purchaser pursuant to the Offer, at which time the Company will pay each holder of an Option (whether or not such Option is then vested or exercisable) an amount determined by multiplying (i) the excess, if any, of $28.00 (or such higher price, if any, paid in the Offer) over the applicable exercise price of such Option by (ii) the number of Shares such holder could have purchased if such holder had exercised such Option in full immediately prior to such time (without giving effect to any antidilutive changes in the number of Shares arising from the Merger). In the case of the 1987 Option Plan, the Company will in any event take such action prior to the expiration date for the Offer as is necessary to ensure that Options issued thereunder will have been extinguished as of the Effective Time upon payment of the amount contemplated by the preceding sentence for each Option. Prior to the Effective Time, the Company shall obtain all consents necessary to give effect to the transaction described above and shall make the payments provided above to those holders of Options who have not consented prior to the time of acceptance for payment as soon as possible after obtaining such consent.

            The Merger Agreement provides that, if required by law in order to consummate the Merger, the Company will convene a special meeting of its stockholders as soon as practicable following the acceptance for payment of and payment for Shares by the Purchaser pursuant to the Offer for the purpose of considering and taking action upon the Merger Agreement. The Merger Agreement further provides that, notwithstanding the foregoing, if FMC, the Purchaser or any other subsidiary of FMC acquires at least 90% of the outstanding Shares, the parties to the Merger Agreement will take the necessary and appropriate action to cause the Merger to become effective as soon as practicable after the acceptance for payment of and payment for the Shares by the Purchaser pursuant to the Offer without a meeting of the stockholders of the Company, in accordance with Section 253 of the Delaware Law.

            Dissenting Shares. Shares outstanding immediately prior to the Effective Time and held by a stockholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal for such Shares in accordance with Section 262 of the Delaware Law, if such Section 262 provides for appraisal rights for such Shares in the Merger (''Dissenting Shares''), shall not be converted into the right to receive $28.00 (or such higher price, if any, paid in the Offer), unless and until such stockholder fails to perfect or withdraws or otherwise loses his right to appraisal and payment under the Delaware Law. If, after the Effective Time, any such stockholder fails to perfect or withdraws or loses his right to appraisal, such Dissenting Shares shall thereupon be treated as if they had been converted as of the Effective Time into the right to receive $28.00 (or such higher price, if any, paid in the Offer), without interest or dividends thereon. The Company shall give FMC prompt notice of any demands received by the Company for appraisal of Shares and, prior to the Effective Time, FMC shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of FMC, make any payment with respect to, or settle or offer to settle, any such demands.

            Representations and Warranties of the Company. The Merger Agreement contains customary representations and warranties with respect to the Company, including (i) with respect to the organization, corporate powers and qualifications of the Company and its Significant Subsidiaries (as defined in Section 4.01 of the Merger Agreement); (ii) that the charter and by-laws of the Company and each of the Significant Subsidiaries are complete and correct; (iii) with respect to the capitalization of the Company; (iv) that the execution and delivery of the Merger Agreement by the Company and the consummation by the Company of the transactions contemplated therein have been duly and validly authorized and approved by the Company's Board and that no other corporate proceedings on the part of the Company are necessary to authorize or approve the Merger Agreement or to consummate the transactions contemplated therein (other than, with respect to the Merger, the approval and adoption of the Merger and the Merger Agreement by the affirmative vote of the holders of a majority of the Shares then outstanding, to the extent required by applicable law); (v) with respect to the absence of any conflict between the terms and provisions of the Merger Agreement and the transactions contemplated thereby with any laws, regulations, agreements, contracts or other instruments and obligations; (vi) with respect to the accuracy of the documents filed with the SEC; (vii) with respect to the Company's financial statements and financial condition; (viii) that the Board has taken appropriate action such that the provisions of the Business Combination Law will not apply to any of the transactions contemplated by the Merger
Agreement; (ix) that assuming the accuracy of FMC's representation regarding the number of Shares it currently owned, neither the execution nor the delivery of the Merger Agreement, nor the commencement of the Offer, will result in a ''Distribution Date'' (as defined in the Rights Agreement); (x) with respect to the absence of any broker or other fees or commissions, other than fees in connection with Salomon's engagement (xi) with respect to the absence of changes, events, conditions or developments reasonably likely to result in a material adverse change in the business, operations, financial condition or long-term profitability of the Company (other than changes arising from general economic or industry conditions or from the commencement of the Offer initially made on May 5, 1995, or the acquisition proposal made by FMC on April 3, 1995), and that since February 28, 1995, the Company has not taken certain material actions or agreed to take certain material actions that the Company agrees it will not take after the date of the Merger
Agreement; and (xii) that the representations and warranties of the Company contained in the Merger Agreement (as modified by the Company Disclosure Schedule and certain other sections of the Merger Agreement) will be true and correct as of the expiration date of the Offer as though then made (other than those as of a specific date which will be true and correct in all material respects as of such date).

            Representations and Warranties of FMC and the Purchaser. The Merger Agreement contains customary representations and warranties by FMC and the Purchaser, including (i) with respect to the organization, corporate powers and qualifications of FMC and Purchaser; (ii) that both FMC and the Purchaser have the necessary corporate power and authority to execute and deliver the Merger Agreement and to consummate the transactions contemplated therein;
(iii) with respect to the absence of any conflict between the terms and provisions of the Merger Agreement and the transactions contemplated thereby with any laws, regulations, agreements, contracts or other instruments and obligations; (iv) with respect to information supplied by FMC and the Purchaser in the Offer documents, Schedule 14D-9, the proxy statement and other filings with the SEC or such other Governmental Entity; (v) that FMC or the Purchaser has available to it the funds necessary to consummate the Offer and the Merger and the transactions contemplated thereby; and (vi) that, as of the date of the Merger Agreement, neither FMC or any of its affiliates is an ''Interested Stockholder'' as such term is defined in the Business Combination Law, or an ''Acquiring Person'' as such term is defined in the Rights Agreement.

            Covenants. The Merger Agreement obligates the Company and its subsidiaries, from June 11, 1995 until the Effective Time, to conduct their operations only in the ordinary and usual course of business consistent with past practice and obligates the Company and its subsidiaries to preserve intact their business organizations, to keep available the services of their present officers and key employees and to preserve the goodwill of those having business relationships with it. The Merger Agreement also contains specific covenants as to certain impermissible activities of the Company prior to the Effective Time, which provide that the Company will not (and will not permit any of its subsidiaries to) without the prior written consent of FMC: (i) adopt any amendment to its charter or By-Laws or comparable organizational documents or the Rights Agreement; (ii) except for issuances of capital stock of the Company's subsidiaries to the Company or a wholly-owned subsidiary of the Company, issue, reissue, pledge or sell, or authorize the issuance, reissuance, pledge or sale of (a) additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, other than the issuance of Shares, in accordance with the terms of the instruments governing such issuance on the date of the Merger Agreement, pursuant to the exercise of options outstanding on the date hereof, or (b) any other securities in respect of, in lieu of, or in substitution for, Shares outstanding on the date of the Merger Agreement; (iii) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock other than between any of the Company and any of its wholly-owned subsidiaries, except for (y) the regular quarterly dividend on the Common Shares not in excess of $0.055 per Common Share with a record and payment date in accordance with recent practice, provided that such dividend may not be declared if shares are accepted for payment in accordance with the Offer and the Merger Agreement prior to July 15, 1995 and (z) the redemption of the Rights when and as provided in the Merger Agreement; (iv) split, combine, subdivide, reclassify or redeem, purchase or otherwise acquire, or propose to redeem or purchase or otherwise acquire, any shares of its capital stock, or any of its other securities; (v) except for (a) increases in salary and wages granted to officers and employees of the Company or its subsidiaries in conjunction with promotions or other changes in job status or normal compensation reviews in the ordinary course of business consistent with past practice, or (b) increases in salary, wages and benefits to employees of the Company pursuant to collective bargaining agreements entered into in the ordinary course of business consistent with past practice: increase the compensation or fringe benefits payable or to become payable to its directors, officers or key employees (whether from the Company or any of its subsidiaries), or pay or award any benefit not required by any existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, shares of restricted stock or performance units pursuant to the Option Plans or otherwise) or grant any additional severance or termination pay to any officer, director or headquarter's employee of the Company or to the president of either Principal Subsidiary (as defined in the Merger Agreement) (other than as required by existing agreements or policies described in the Company Disclosure Statement), or enter into any employment or severance agreement with any director, officer or other key employee of the Company or any of its subsidiaries or establish, adopt, enter into, amend or waive any performance or vesting criteria under any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees (''Employee Benefit Arrangements''), except in each case to the extent required by applicable law or regulation; provided, however, that nothing herein will be deemed to prohibit the payment of benefits as they become payable or prevent the payment of certain accrued bonuses and sales incentive payments; (vi) except as set forth in the Company Disclosure Schedule, acquire, sell, lease or dispose of any assets or securities which are material to the Company and its subsidiaries, or enter into any commitment to do any of the foregoing or enter into any material commitment or transaction outside the ordinary course of business consistent with past practice other than transactions between a wholly owned subsidiary of the Company and the Company or another wholly owned subsidiary of the Company; (vii) except as set forth in the Company Disclosure Schedule (x) incur, assume or pre-pay any long-term debt or incur or assume any short-term debt, except that the Company and its subsidiaries may incur or pre-pay debt in the ordinary course of business in amounts and for purposes consistent with past practice under existing lines of credit, (y) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person except in the ordinary course of business consistent with past practice, or (z) make any loans, advances or capital contributions to, or investments in, any other person except in the ordinary course of business consistent with past practice and except for loans, advances, capital contributions or investments between any wholly owned subsidiary of the Company and the Company or another wholly owned subsidiary of the Company; (vii) settle or compromise any suit or claim or threatened suit or claim where the amount involved was greater than $250,000;
(viii) other than in the ordinary course of business consistent with past practice, (a) modify, amend or terminate any contract, (b) waive, release, relinquish or assign any contract (or any of the Company's rights thereunder), right or claim, or (c) cancel or forgive any indebtedness owed to the Company or any of its subsidiaries in excess of $250,000 and in the case of (a) and
(b) is material to the Company and its subsidiaries taken as a whole; provided, however, that the Company may not under any circumstance waive or release any of its rights under any confidentiality agreement to which it is a party (other than provisions limiting control-related activities if the Company's Board of Directors, in good faith and upon the advice of counsel determines that its fiduciary duties require it to do so); (ix) make any tax election not required by law or settle or compromise any tax liability, in any case that is material to the Company and its subsidiaries; or (x) agree in writing or otherwise to take any of the foregoing actions prohibited under
Section 6.01 of the Merger Agreement or any action which would cause any representation or warranty in the Merger Agreement to be or become untrue or incorrect in any material respect.

            Access to Information. The Merger Agreement provides that until the Effective Time, the Company will, and will cause its subsidiaries, and each of their respective officers, directors, employees, counsel, advisors and representatives (collectively, the ''Company Representatives'') to give FMC and the Purchaser and their respective officers, employees, counsel, advisors and representatives (collectively, the ''FMC Representatives'') full access (subject, however, to existing confidentiality and similar non-disclosure obligations and the preservation of attorney-client and work product privileges), during normal business hours, to the offices and other facilities and to the books and records of the Company and its subsidiaries and will cause the Company Representatives and the Company's subsidiaries to furnish FMC, the Purchaser and the FMC Representatives to the extent available with such financial and operating data and such other information with respect to the business and operations of the Company and its subsidiaries as FMC and the Purchaser may from time to time request. In addition, FMC will comply with the terms of the Confidentiality Agreement.

            Reasonable Best Efforts. Subject to terms and conditions herein provided and to applicable legal requirements, each of the parties to the Merger Agreement has also agreed to use its reasonable best efforts to take, or cause to be taken, all action, and to do, or cause to be done (in the case of the Company consistent with the fiduciary duties of the Company's Board of Directors under applicable law as provided in the Merger Agreement), and to assist and cooperate with the other parties hereto in doing, as promptly as practicable, all things necessary, proper or advisable under applicable laws and regulations to ensure that the conditions set forth in Annex I to the Merger Agreement and Article VII of the Merger Agreement are satisfied and to consummate and make effective the transactions contemplated by the Offer and the Merger Agreement. In addition, the parties have agreed that if at any time prior to the Effective Time any event or circumstance relating to either the Company or FMC or the Purchaser or any of their respective subsidiaries, should be discovered by the Company or FMC and which should be set forth in an amendment to the Offer Documents or Schedule 14D-9, the discovering party will promptly inform the other party of such event or circumstance. If at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of the Merger Agreement, including the execution of additional instruments, the proper officers and directors of each party to the Merger Agreement shall take all such necessary action.

        Public Announcements. The Merger Agreement provides that until the Purchaser purchases Shares pursuant to the Offer, FMC, the Purchaser and the Company agree to use reasonable efforts to consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by the Merger Agreement.

            Employee Benefit Arrangements. With respect to employee benefit matters, the Merger Agreement provides that the Company will honor and, from and after the Effective Time, FMC will cause the Surviving Corporation to honor, all obligations under Employee Benefit Arrangements to which the Company or any of its subsidiaries is presently a party which are listed in Section
6.06 of the Company Disclosure Schedule. Notwithstanding the foregoing, from and after the Effective Time, subject to the remaining provisions of Section
6.06 to the Merger Agreement, the Surviving Corporation shall have the right to amend, modify, alter or terminate any Employee Benefit Arrangements, provided that any such action shall not adversely affect the rights of any employees or other beneficiaries which shall have arisen thereunder prior to such amendment, modification, alteration or termination and shall not affect any rights for which the agreement of the other party or a beneficiary is required. Notwithstanding the foregoing, for a period of two years following the Effective Time, FMC shall cause the Surviving Corporation to continue to provide to employees of the Company and its subsidiaries (excluding employees covered by collective bargaining agreements) Fringe Benefits (as defined below) which are in the aggregate no less favorable than those provided to such employees as of the date hereof; provided, that nothing in this sentence shall be deemed to limit or otherwise affect the right of the Surviving Corporation to terminate employment or change the place of work, responsibilities, status or designation of any employee or group of employees as the Surviving Corporation may determine in the exercise of its business judgment and in compliance with applicable laws. Solely for purposes of eligibility and vesting under Employee Benefit Arrangements (including without limitation plans or programs of Parent and its affiliates after the Effective
Time), all service with the Company or any of its subsidiaries prior to the Effective Time shall be treated as service with Parent and its affiliates. ''Fringe Benefits'' means only the following benefits: any health, dental, pension, life insurance, long-term disability, severance, retirement or savings plan, policy or arrangement.

            Indemnification. Under the Merger Agreement, FMC has agreed that all rights to indemnification existing in favor of any director or officer of the Company and its subsidiaries (the ''Indemnified Parties''), as provided in their respective charters or by-laws or, to the extent set forth in the Company Disclosure Statement, as provided in an agreement between an Indemnified Party and the Company or one of its subsidiaries, will survive the Merger and will continue in full force and effect for a period of not less than six years from the Effective Time; provided that in the event any claim or claims are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until final disposition of any and all such claims. After the Effective Time, FMC agrees to cause the Surviving Corporation to honor all rights to indemnification referred to in the preceding sentence. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action, proceeding or investigation in connection with any matter, including, without limitation, the transactions contemplated by the Merger Agreement, occurring prior to, and including, the Effective Time, FMC will cause to be paid in accordance with the applicable charters, by-laws and agreements, as incurred such Indemnified Party's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. FMC will also pay all expenses, including attorney's fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in the Merger Agreement, subject to the limitations of the Delaware Law to the extent applicable. FMC has also agreed that the Company and the Surviving Corporation will cause to be maintained in effect for not less than four years from the Effective Time the policies of the director's and officer's liability insurance maintained by the Company; provided that the Surviving Corporation may substitute other policies not materially less advantageous (other than to a de minimis extent) to the beneficiaries of the current policies and provided that such substitution shall not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time; and provided, further, that the Surviving Corporation shall not be required to pay an annual premium in excess of 250% of the last annual premium paid by the Company prior to the date of the Merger Agreement and if the Surviving Corporation is unable to obtain the insurance, it shall obtain as much comparable insurance as possible for an annual premium equal to such maximum amount.

            Notification of Certain Matters. FMC and the Company are required to promptly notify each other of (i) the occurrence or non-occurrence of any fact or event which would be reasonably likely (a) to cause any representation or warranty contained in the Merger Agreement to be untrue or inaccurate in any material respect at any time to the Effective Time or (b) to cause any material covenant, condition or agreement under the Merger Agreement not to be complied with or satisfied in all material respects and (ii) any failure of the Company or FMC, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it in any material respect; provided, however, that no such notification will affect the representations or warranties of any party or the conditions to the obligations of any party.

            Redemption of Rights. Under the Merger Agreement, the Company has agreed that it will redeem the Rights effective immediately prior to the Purchaser's acceptance for payment of Shares pursuant to the Offer and will not otherwise redeem the Rights, or amend or terminate the Rights Agreement, unless in each such case the Board determines in good faith with the advice of outside counsel that failure to take such action would result in a breach of its fiduciary duties under applicable law. The Company has agreed that the Offer will provide, and require that tendering holders of Shares confirm, that FMC will be entitled to receive and retain the amounts paid in redemption of all Rights attached to Shares acquired pursuant to the Offer.

            State Takeover Laws. The Merger Agreement provides that the Company will, upon the request of the Purchaser, take all reasonable steps to assist in any challenge by the Purchaser to the validity or applicability to the transactions contemplated by the Merger Agreement, including the Offer and the Merger, of any state takeover law.

            Disposition of Litigation and General Releases. The parties to the Merger Agreement agree to immediately dismiss, with prejudice, with each party bearing its own cost and litigation expenses, all proceedings pending between them and their affiliates (including their respective directors), including any and all counterclaims asserted against any such parties or their directors and officers in connection with the Offer, as initially made on May 5, 1995, and each shall thereafter sign and deliver such further papers as may be necessary to effect such dismissals.

            No Solicitation. Prior to the Effective Time, the Company may not, and will not, authorize or permit any of its subsidiaries or any of its or its subsidiaries' directors, officers, employees, agents or representatives, directly or indirectly, to solicit, initiate, knowingly encourage or actively facilitate, or furnish or disclose non-public information in furtherance of, any inquiries or the making of any proposal with respect to any merger, consolidation or other business combination involving the Company or either of Smith Meter Inc. or Crosby Valve & Gage Company (the ''Principal Subsidiaries'') or acquisition of any capital stock or any material portion of the assets (except for acquisitions of assets in the ordinary course of business consistent with past practice) of the Company or either of its Principal Subsidiaries, or any combination of the foregoing (an ''Acquisition Transaction'') or negotiate, explore or otherwise engage in substantive discussions with any person (other than Purchaser, FMC or their respective directors, officers, employees, agents and representatives) with respect to any Acquisition Transaction or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement; provided that the Company may furnish information to, and negotiate or otherwise engage in substantive discussions with, any party who delivers a written proposal for an Acquisition Transaction if the Board of Directors of the Company determines in good faith by a majority vote, based upon advice from its outside legal counsel, that failing to take such action would constitute a breach of the fiduciary duties of the Board and such proposal is, in the written opinion of Salomon Brothers Inc, more favorable to the Company's stockholders than the transactions contemplated by the Merger Agreement. From and after June 11, 1995, the Merger Agreement provides that the Company will immediately advise the Purchaser in writing of the receipt, directly or indirectly, of any inquiries or proposals relating to an Acquisition Transaction and furnish to the Purchaser either a copy of any such proposal or a written summary of any such proposal.

            Conditions to Consummation of the Merger. Pursuant to the Merger Agreement, the respective obligations of FMC, the Purchaser and the Company to consummate the Merger are subject to the satisfaction or waiver, at or before the Effective Time, of each of the following conditions: (i) the stockholders of the Company have duly approved the transactions contemplated by the Merger Agreement, if required by applicable law; (ii) the Purchaser has accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms of the Merger Agreement; provided that this condition will be satisfied with respect to FMC and the Purchaser if the Purchaser fails to accept for payment or pay for Shares pursuant to the Offer in violation of the terms of the Offer; and (iii) the consummation of the Merger is not restrained, enjoined or prohibited by any order, judgment, decree, injunction or ruling of a court of competent jurisdiction or any Governmental Entity (as defined in the Merger Agreement) and there is not any statute, rule or regulation enacted, promulgated or deemed applicable to the Merger by any Governmental Entity which prevents the consummation of the Merger.

            Termination. The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time, notwithstanding approval thereof by the stockholders of the Company (with any termination by FMC also being an effective termination by the Purchaser): (i) by the mutual written consent of FMC and the Company; (ii) by the Company if (a) the Purchaser fails to commence the Offer as provided by the Merger Agreement, (b) the Purchaser has not accepted for payment and paid for Shares pursuant to the Offer in accordance with the terms thereof on or before September 15, 1995 or (c) the Purchaser fails to purchase validly tendered Shares in violation of the terms of the Offer or the Merger Agreement; (iii) by FMC or the Company if the Offer is terminated or withdrawn pursuant to its terms without any Shares being purchased thereunder; provided, however, that neither FMC nor the Company may so terminate the Merger Agreement if such party shall have materially breached the Merger Agreement or, in the case of FMC, if it or the Purchaser is in material violation of the terms of the Offer; (iv) by FMC or the Company if any court or other Governmental Entity has issued, enacted, entered, promulgated or enforced any order, judgment, decree, injunction, or ruling or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, injunction, ruling or other action shall have become final and nonappealable; provided, however, that FMC may not so terminate the Merger Agreement if any such order, judgment, decree, injunction, ruling or other action is the result of or in any way related to any Antitrust Laws (as defined in the Merger Agreement); and provided further that the party seeking to terminate the Merger Agreement shall have used its best efforts to remove or lift such order, decree or ruling; (v) by the Company if, prior to the purchase of Shares pursuant to the Offer in accordance with the terms of the Merger Agreement, the Board approves an agreement to effect an Acquisition Transaction if the Board has determined in good faith, upon advice from its outside counsel, that failure to approve such agreement and terminate the Merger Agreement would constitute a breach of fiduciary duties of the Board; provided that such termination shall not be effective unless and until the Company shall have paid to FMC all of the fees and expenses described below, (vi) by FMC if the Board withdraws, modifies or changes its recommendation or approval in respect of the Merger Agreement or the Offer, except due to FMC's or the Purchaser's material breach of the Merger Agreement or material violation of the terms of the Offer, in a manner adverse to FMC or the Purchaser or if the Board recommends or approves another Acquisition Transaction or the Company enters into any agreement to effect an Acquisition Transaction; (vii) by FMC if it shall not have breached, in any material respect, any of its obligations under the Merger Agreement or under the Offer and no Shares shall have been purchased pursuant to the Offer on or before September 15, 1995; provided, however, that FMC may not so terminate the Merger Agreement on or before March 31, 1996 if the conditions to FMC's obligations to consummate the transactions contemplated hereunder have not been satisfied on account of any impediment under any Antitrust Laws; or
(viii) by FMC if any of the conditions set forth in Annex I to the Merger Agreement shall not have been satisfied by the expiration date or, prior thereto, shall have become impossible to satisfy by the expiration date, unless such circumstance results from the failure of the terminating party to perform in any material respect any of its obligations under the Merger Agreement; provided, however, that the Company may not so terminate the Merger Agreement if FMC is willing to waive the relevant condition (other than the Minimum Condition).

            Pursuant to the Merger Agreement, in the event of the termination of the Merger Agreement, the Merger Agreement becomes void and has no effect, without any liability on the part of any party or its directors, officers or stockholders, other than the provisions of Section 8.02, Section 8.03 and the last sentence of Section 6.02 of the Merger Agreement, which shall survive any such termination. Nothing contained in Section 8.02 of the Merger Agreement shall relieve any party from liability for any breach of the Merger Agreement or the Confidentiality Agreement.

            Fees and Expenses. Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement shall be paid by the party incurring such expenses. In the event that the Merger Agreement is terminated pursuant clauses (v) or (vi) in the second preceding paragraph, then the Company shall promptly reimburse FMC for the documented fees and expenses of FMC and the Purchaser related to the Merger Agreement, the transactions contemplated thereby and any related financing (subject to a maximum of $2,400,000) and pay FMC a termination fee of $8,000,000. The prevailing party in any legal action undertaken to enforce the Merger Agreement or any provision thereof shall be entitled to recover from the other party the costs and expenses (including attorneys' and expert witness fees) incurred in connection with such action.

            Amendment. Subject to Section 1.03(c), the Merger Agreement may be amended by the Company, FMC and the Purchaser at any time before or after any approval of the Merger Agreement by the stockholders of the Company but, after any such approval, no amendment shall be made which decreases the consideration of $28.00 per share or which adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

            Extension; Waiver. Subject to Section 1.03(c) of the Merger Agreement, at any time prior to the Effective Time, the parties to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other party or in any document, certificate or writing delivered pursuant hereto by any other party or (iii) waive compliance with any of the agreements of any other party or with any conditions to its own obligations. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.


8. Certain Conditions of the Offer

            Pursuant to the Merger Agreement, the conditions of the Offer contained, among other places, in the Introduction and Section 14 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

            Notwithstanding any other provisions of the Offer, the Purchaser shall not be required to accept for payment or pay for any tendered Shares, unless the Minimum Condition is satisfied. Furthermore, notwithstanding any other provisions of the Offer, the Purchaser may, subject to the terms of the Merger Agreement, amend the Offer or postpone the acceptance for payment of or payment for tendered Shares if at any time on or after June 11, 1995 (unless otherwise indicated below) and before the time of payment for any Shares, any of the following events (each, an ''Event'') shall occur:

            (a) any order or preliminary or permanent injunction shall be entered in any action or proceeding before any court of competent jurisdiction or any statute, rule, regulation, legislation, or order shall be enacted, entered, enforced, promulgated, amended or issued by any United States legislative body, court, government or governmental, administrative or regulatory authority or agency (other than the waiting period provisions of the HSR Act) which shall remain in effect and which shall have the effect of making illegal or restraining or prohibiting the making of the Offer, the acceptance for payment of, or payment for, the Shares by FMC, the Purchaser or any other affiliate of FMC, or the consummation of the Offer or the Merger provided, that FMC shall, if necessary to prevent the taking of such action, or the enactment, enforcement, promulgation, amendment, issuance or application of any statute, rule, regulation, legislation, judgment, order or injunction, Offer to accept an order to divest such of the Company's or FMC's assets and businesses as may be necessary to forestall such injunction or order and to hold separate such assets and business pending such divestiture; or

            (b) the Board or any committee thereof shall have withdrawn, or shall have modified or amended in a manner adverse to FMC or the Purchaser, the approval or recommendation of the Offer, the Merger or the Merger Agreement, or approved or recommended any other acquisition of Shares other than the Offer and the Merger; or

            (c) the Company and the Purchaser and FMC shall have reached an agreement that the Offer or the Merger Agreement be terminated, or the Merger Agreement shall have been terminated in accordance with its terms; or

            (d) the Company shall have breached its representations and warranties set forth in the Merger Agreement or failed to perform any of its obligations, covenants or agreements under the Merger Agreement (other than any breaches or failures to perform that, in the aggregate, do not have and are not reasonably expected to have a material adverse effect on (i) the financial condition, business, operations or long-term profitability of the Company and its subsidiaries taken as a whole, (ii) the value reasonably attributable to the Company by FMC or (iii) the ability of FMC to own or control the Company, its equity securities and its assets); or

            (e) Options issued and outstanding under the Company's 1990 Stock Incentive Plan to purchase more than 25,000 Shares shall not have consented to the changes described in Section 2.09 of the Merger Agreement; or

            (f) there shall have occurred, and continued to exist, (i) any general suspension of, or limitation on prices for, trading in securities on the New York Stock Exchange, (ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iii) a commencement of a war, armed hostilities or other national or international crisis directly or indirectly involving the United States, (iv) any limitation by any Governmental Entity on, or any other event which adversely affects, the extension of credit by banks or other lending institutions in the United States which has a material adverse effect on the ability of FMC to obtain financing for the Offer, (v) in the case of any of the foregoing clauses (i) through (iv) existing at the time of the commencement of the Offer, a material acceleration or worsening thereof.

            The foregoing conditions are for the benefit of FMC and the Purchaser and may be asserted by FMC or the Purchaser regardless of the circumstances giving rise to any such conditions and may be waived by FMC or the Purchaser in whole or in part at any time and from time to time in their reasonable discretion, in each case, subject to the terms of the Merger Agreement. The failure by FMC or the Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

            The Offer may be terminated by the Purchaser if the Merger Agreement is terminated pursuant to its terms.


9. Source and Amount of Funds

            Section 12 of the Merger Agreement is amended and supplemented by this Section 9 of this Supplement.

            The total amount of funds required by the Purchaser to purchase the Shares pursuant to the Offer and the Merger and to pay fees and expenses related to the Offer and the Merger is approximately $320 million. The Purchaser plans to obtain all funds needed for the Offer and the Merger through capital contributions or intercompany borrowings which will be made by FMC and/or various wholly owned direct or indirect subsidiaries of FMC to the Purchaser.


            FMC and/or such subsidiaries plan to obtain such funds from general corporate funds and through FMC's current Credit Agreements, dated December
16, 1994, as amended, among FMC, the lenders listed therein and Morgan
Guaranty Trust Company of New York, as agent, or other uncommitted credit lines from various banks (the ''Credit Facilities''). The Credit Facilities provide for revolving credit in an aggregate amount of $845 million for general corporate purposes. As of June 12, 1995, approximately $397 million of indebtedness is outstanding under the Credit Facilities. Although the Credit Agreements originally restricted borrowings for the purpose of purchasing ''margin securities'' such as the Shares, FMC subsequently entered into amendments to the Credit Agreements permitting FMC to purchase the Shares.

            In the Merger Agreement, each of FMC and the Purchaser has represented that it has available to it the funds necessary to consummate the Offer and the Merger and the transactions contemplated thereby.


10. Certain Legal Matters

            Section 15 of the Offer to Purchase is amended and supplemented by this Section 10 of this Supplement.

            Certain Litigation. On May 5, 1995, the Company commenced litigation in the District Court of Nueces County of the State of Texas against FMC alleging, among other things, that acting under false pretenses, FMC obtained information from the Company essential to its corporate decision-making and seeking, among other things, a temporary injunction restraining, prohibiting and enjoining FMC to:

            (a) withdraw its unsolicited offer for the Company and enter into the confidentiality and standstill agreement which had been offered by the Company to FMC;

            (b) refrain from utilizing the allegedly fraudulently obtained confidential information in aid or preparation for any offer to purchase the Company;

            (c) refrain from utilizing the allegedly fraudulently obtained confidential information in assisting or encouraging any other bid or offer for the Company by any entity;

            (d) turn over to the Company all records, reports, notes, or other documents of whatsoever description recording, analyzing, referring to, or otherwise reflecting any information obtained by FMC from its tours of the Company's facilities; and

            (e) turn over to the Company all nonpublic documents created by or on behalf of the Company received from any source.

            On May 8, 1995, FMC filed a separate action against the Company in the United States District Court for the District of Delaware, which sought a declaration that the Schedule 14D-1 filed by FMC satisfied the disclosure requirements of the federal securities laws.

            On May 11, 1995, the 214th District Court in Nueces County, Texas entered an order staying the lawsuit that the Company had commenced against FMC pending disposition of the case that FMC had previously filed against the Company in Delaware Chancery Court. The court reserved the right to reconsider the stay under certain circumstances. The Delaware Chancery Court case brought by FMC challenged, among other things, the Company's refusal to negotiate with FMC promptly and actively in good faith and the Company's threat to exclude
FMC from any auction or other process that may be instituted by it.

            On May 22, 1995, the 214th District Court of Nueces County, Texas denied the Company's motion for reconsideration of the order staying the lawsuit that the Company had commenced against FMC.

            As described in Section 7 above, FMC and the Company have agreed in the Merger Agreement to immediately dismiss, with prejudice, all proceedings pending between them and their affiliates, including any and all counterclaims asserted against any such parties in connection with the Offer, as initially made on May 5, 1995.

            Antitrust. On May 8, 1995, FMC filed with the FTC and the Antitrust Division a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer. The waiting period required by the HSR Act expired at 11:59 p.m. on May 23, 1995.

            Federal Republic of Germany. FMC provided to the Cartel Office notice of the Offer pursuant to the GWB Act, and received written confirmation from the Cartel Office that it may consummate the purchase of Shares pursuant to the Offer.


11. Miscellaneous

            The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. However, the Purchaser may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction.

            In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

            FMC and the Purchaser have filed with the Commission amendments to the Tender Offer Statement on Schedule 14D-1 pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act furnishing certain additional information with respect to the Offer, and may file further amendments thereto. The Tender Offer Statement on Schedule 14D-1 and any and all amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission in the same manner as described in Section 8 of the Offer to Purchase with respect to information concerning the Company (except that the amendments will not be available at the regional offices of the Commission).

            Except as modified by this Supplement, the terms and conditions set forth in the Offer to Purchase remain applicable in all respects to the Offer and this Supplement should be read in conjunction with the Offer to Purchase and the related Letter of Transmittal.

            NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF FMC OR THE PURCHASER NOT CONTAINED IN THE OFFER TO PURCHASE AND HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING
BEEN AUTHORIZED.


MII ACQUISITION CORP.

June 13, 1995
            Facsimile copies of the Letter of Transmittal, properly completed and duly executed, will be accepted. The Letter of Transmittal, certificate for Shares and Rights and any other required documents should be sent or delivered by each stockholder of the Company or by such stockholder's broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:


The Depositary for the Offer is:


The Chase Manhattan Bank, N.A.

By Mail:
By Overnight Delivery:
By Hand:

Box 3032
4 Chase MetroTech Ctr.
Brooklyn, NY 11245
c/o Chase Securities
Processing Corp
Ft. Lee Executive Park
1 Executive Dr., 6th Floor
Ft. Lee, NJ 07024
(9:00 a.m.-5:00 p.m.
New York City Time)
1 Chase Manhattan Plaza
Floor 1-B
Nassau and Liberty Streets
New York, NY 10081

By Facsimile Transmission:
(201) 592-4372
Information and Confirm by Telephone:

(201) 592-4370


            Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchaser's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

77 Water Street
New York, New York 10005
(212) 269-5550 (Call Collect)
or
(800) 758-7358

The Dealer Manager for the Offer is:

Merrill Lynch & Co.

World Financial Center
North Tower
New York, New York 10281-1305
(212) 236-4565 (Call Collect)